The Collection LLC

Financial Statements
(Unaudited – See accompanying independent accountants’
compilation report)

Independent Accountants’ Compilation Report

The Members
The Collection LLC:

Management is responsible for the accompanying financial statements of The Collection LLC (the Company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and changes in members’ equity, and cash flows for the years then ended, and the related notes to financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the 2018 and 2017 financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The 2016 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated February 27, 2017. We have not performed any auditing procedures on the financial statements since that date.

/s/ KKDLY LLC

Honolulu, Hawaii
February 22, 2019

THE COLLECTION LLC

Balance Sheets

December 31, 2018 and 2017
(Unaudited - See accompanying independent accountants' compilation report)

Assets	2018	2017

Cash	$6,857,714	$14,748,411
Real estate development costs	—	8,963,548

Total assets	6,857,714	23,711,959

Liabilities and Members' Equity
Liabilities:
Accounts payable and accrued expenses	$23,405	$982,110
Contingency reserve	2,950,904	2,924,625
Retention payable	112,924	119,622

Total liabilities	3,087,233	4,026,357

Members' equity	3,770,481	19,685,602

Total liabilities and members' equity	$6,857,714	$23,711,959

See accompanying notes to financial statements

THE COLLECTION LLC

Statements of Operations and Changes in Members' Equity

Years Ended December 31, 2018, 2017, and 2016
(See accompanying independent accountants' compilation report)

	2018 (Unaudited)	2017 (Unaudited)	2016 (Audited)

Real estate sales, net	$15,028,244	$14,751,650	$303,761,796
Cost of sales	11,443,515	11,167,019	280,146,553

Gross profit	3,584,729	3,584,631	23,615,243

Other income	150	74,174	23,021

Net income	3,584,879	3,658,805	23,638,264

Members' equity at beginning of year	19,685,602	16,026,797	62,486,217
Members' contributions	—	—	4,193,095
Distributions to members	(19,500,000)	—	(74,290,779)

Members' equity at end of year	$3,770,481	$19,685,602	$16,026,797

See accompanying notes to financial statements

THE COLLECTION LLC

Statements of Cash Flows

Years Ended December 31, 2018, 2017, and 2016
(See accompanying independent accountants' compilation report)

	2018 (Unaudited)	2017 (Unaudited)	2016 (Audited)

Cash flows from operating activities:
Net income	$3,584,879	$3,658,805	$23,638,264
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Changes in operating assets and liabilities:
Real estate development costs	8,963,548	6,316,095	123,151,793
Accounts payable and accrued expenses	(958,705)	(9,500,570)	(12,750,173)
Contingency reserve	26,279	(94,945)	3,019,570
Retention payable	6,698	(19,378,856)	10,820,248
Deposits	—	(254,250)	(40,561,025)

Net cash provided by (used in) operating activities	11,609,303	(19,253,721)	107,318,677

Cash flows from financing activities:
Distributions to members	(19,500,000)	—	(74,290,779)
Principal payments on debt	—	—	(129,297,922)
Proceeds from issuance of debt	—	—	124,945,533
Contributions from members	—	—	4,193,095

Net cash used in financing activities	(19,500,000)	—	(74,450,143)

Net increase (decrease) in cash	(7,890,697)	(19,253,721)	32,868,534

Cash at beginning of year	14,748,411	34,002,132	1,133,598

Cash at end of year	$6,857,714	$14,748,411	$34,002,132

Supplemental cash flow information:
Interest paid	$—	$—	$1,904,860

See accompanying notes to financial statements

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2018 and 2017

(Unaudited)

(1)	Organization and Description of Business

On January 23, 2013, Block E LLC, a limited liability company was formed by A&B Properties, Inc., a Hawaii corporation. Block E LLC filed articles of amendment to change its company name to The Collection LLC (the Company) on March 25, 2013. On August 29, 2014, the Company amended and restated its operating agreement (the Operating Agreement) and admitted Keawe Development LLC (Keawe), a Hawaii limited liability company (A&B Properties, Inc. as its sole member), N600 LLC (N600), a Hawaii limited liability company, and Armstrong Homes, Ltd. (AHL), a Hawaii corporation as members (the Members). A&B Properties, Inc. is the Manager and registered agent of the Company, responsible for the execution, filing and recording of documents, as necessary to comply with requirements of the operations of a limited liability company and to conduct business under the laws of the state of Hawaii or other applicable jurisdiction. Certain actions that would significantly impact the economic performance of the Company, as defined in the Operating Agreement, require supermajority or unanimous consent of the Members. The Company was formed primarily for the purpose of acquiring, owning, selling, leasing, developing and marketing real property commonly referred to as “The Collection”, comprised of a condominium high rise, townhouse units, and loft units totaling 465 residential fee simple units and 4 fee simple commercial units in Honolulu, Hawaii (the Project).

The Company commenced construction of the Project in November, 2014. As of December 31, 2018, all 465 residential units and 4 commercial units were sold. As of December 31, 2017, 460 residential units were sold.

The Operating Agreement provides for distributions to N600 and AHL proportionately until their respective unpaid preferred amount, as defined, equals zero. Further distributions are then to be paid to Keawe until its unpaid preferred amount, as defined equals zero and then allocated 98 percent to Keawe and 2 percent to N600 and AHL in proportion to their respective economic interest.

Pursuant to the Operating Agreement, after giving effect to special allocations, as defined, profits of the Company are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Members’ respective adjusted capital account up to their unpaid preferred amount, as defined. Additional profits are then allocated to Keawe’s capital account up to its unpaid preferred amount, as defined, and then allocated 98% to Keawe and 2% to N600 and AHL in proportion to their respective economic interest. Losses are first allocated to any Member with a capital account greater han its unpaid preferred amount and then to Keawe’s capital account until it equals zero. Additional losses are proportionately allocated to the Members’ with capital accounts equal to zero and then to all Members in proportion to their respective economic interest.

(2)	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2018 and 2017

(Unaudited)

Cash

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2018 and 2017, and at various times throughout the years then ended, exceeded federally insured limits.

Revenue Recognition

Profit on sales of real estate is recognized when title has passed, minimum down payment criterion are met, the terms of any note received are such as to satisfy continuing investment requirements and collectability of the note is reasonably assured, the risks and rewards of ownership have been transferred to the buyer, and there is no substantial continuing involvement with the property. If any of the aforementioned criteria are not met, profit is deferred and recognized under the cost recovery, deposit, or percentage of completion method.

Income Taxes

As a limited liability company, the Company is not a tax-paying entity for purposes of federal and state income taxes. Income or losses of the Company are reported on the Members’ income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes. ASC Topic 740 clarifies the accounting for uncertain tax positions in an enterprise’s financial statements by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has determined that the Company does not have an uncertain tax position and associated unrecognized benefits that materially impact the financial statements or related disclosures.

As tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is no longer subject to U.S. federal examinations by tax authorities for the years ended December 31, 2014 and prior.

(3)	Deferred Financing Costs

As of December 31, 2018 and 2017, the Company incurred approximately $2,492,000 of financing costs related to the construction debt, which was capitalized as real estate development costs.

(4)	Related-Party Transactions

In 2018, the Company sold 4 commercial units to a subsidiary of the Manager’s parent company for $6,900,000. The Company recorded real estate sales at market prices to directors, officers and employees of the Manager and the Manager’s parent company of approximately $6,739,200 (audited) in 2016.

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2018 and 2017

(Unaudited)

Developer Fee

In accordance with the Operating Agreement, the Manager has sole responsibility for the day-to-day oversight and administration of the Company’s business activities and internal affairs, including the management of cash and personnel. In consideration for such duties, the Operating Agreement provided for a fee (Developer Fee) to be paid to the Manager equal to 4% of the total cost of constructing the condominium units, reduced by certain costs, as defined and is estimated to total approximately $9,216,000 over the duration of the Project. The Developer Fee is payable monthly in the amount of $255,993 for 36 months provided, in the event all units of the project are sold, the remaining unpaid Developer Fee will be paid to the Manager. When the total cost of the Project is known, the Developer Fee will be calculated and any additional amounts owing to the Manager is to be paid within 30 days of such determination. The Developer Fee amounted to approximately $2,650,300, and $3,011,900 (audited) for the years ended December 31, 2017 and 2016, respectively. There was no Developer Fee recorded in 2018. The final Developer Fee was determined based on total cost of the Project, and final payment was made to the Manager in 2017.

(5)	Commitments and Contingencies

In conjunction with provisions of the Company’s Operating Agreement, the Manager has recorded a reserve liability for possible claims against or obligations of the Company arising out of the normal course of business. The liability approximates 1% of total sales proceeds on the Project and was included in cost of sales of the Project for the years ended December 31, 2018, 2017 and 2016. A contingency reserve, established using funds from distributable cash to the Members amounted to $2,950,904 and $2,924,625 at December 31, 2018 and 2017, respectively.

As of December 31, 2018 and 2017, the Company has remaining commitments of approximately $0 and $733,000, respectively, under a construction contract and approved change orders thereon.

(6)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2019, the date at which the financial statements were available to be issued and determined there were no other items to disclose.